# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HYDROFARM HOLDINGS GROUP, INC., CIK 0001695295
CUSIP: 44888K209
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1510 MAIN STREET, 1510 MAIN STREET, SHOEMAKERSVILLE, Pennsylvania (PA), 19555
Date of event which requires filing of this statement: 03/03/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002039265-24-000001
Filed by CIK 0002039265

## Reporting persons
- Bogaczyk Janusz Michal: type of reporting person: individual (IN); citizenship or place of organization: Poland (R9); sole voting power 413,470; shared voting power 0; sole dispositive power 413,470; shared dispositive power 0; aggregate amount beneficially owned 413,470 (9% of the class)

## Item 1. Issuer
Name of issuer: HYDROFARM HOLDINGS GROUP, INC.
Address of issuer's principal executive offices: 1510 MAIN STREET, 1510 MAIN STREET, SHOEMAKERSVILLE, PENNSYLVANIA, 19555.

## Item 2. Person Filing
Name of person filing: Janusz Bogaczyk
Address of principal business office or, if none, residence: 3 Wisniowa Street, postal code: 62-081 Chyby, Poland
Citizenship: Citizen of Poland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 413,470.00
Percent of class: Percent of class: 9.00%
Sole power to vote or to direct the vote: 413,470.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 413,470.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bogaczyk Janusz Michal: Janusz Bogaczyk, Janusz Bogaczyk (03/05/2025)